[Clifford Chance US LLP Letterhead]

May 14, 2008

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention:	Larry Greene, Division of Investment Management
Mail Stop 0505

Re:	Proxy Statements for the Morgan Stanley International SmallCap Fund, Morgan
Stanley Japan Fund, Morgan Stanley Multi-Asset Class Fund and Morgan Stanley
Total Return Trust

Dear Mr. Greene:

     Thank you for your telephonic comments on May 1, 2008 regarding the preliminary proxy statements on Schedule 14A (each, a “Proxy Statement”) for each of the Morgan Stanley International SmallCap Fund, Morgan Stanley Japan Fund, Morgan Stanley Multi-Asset Class Fund and Morgan Stanley Total Return Trust (each, a “Fund” and, collectively, the “Funds”) filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2008. Each Fund’s Proxy Statement relates to the proposed liquidation of such Fund. Below, we describe the changes made to each Proxy Statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

     Each Fund has considered the Staff’s comments and has authorized us to make on its behalf the responses and changes discussed below to each Proxy Statement. These changes will be reflected in a definitive proxy statement on Schedule 14A for each Fund (each, a “Definitive Proxy Statement”), which will be filed via EDGAR on or about May 14, 2008.

General

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” language via EDGAR.

	Response 1.	This SEC response letter, which incorporates the “Tandy”
language, will be filed via EDGAR as correspondence separate from each
Definitive Proxy Statement filing.

Comments to Proxy Statements

Comment 2.	Please include disclosure with respect to the payment of expenses and liabilities upon liquidation.

	Response 2.	The following disclosure is currently included in each Proxy
Statement: As soon as practicable after the Effective Date, the Fund shall determine and pay (or reserve sufficient amounts to pay) the amount of all known or reasonably ascertainable liabilities of the Fund incurred or expected to be incurred prior to the date of the liquidating distribution.

Comment 3.	Please include disclosure with respect to what shareholders should do if they are holding share certificates.

	Response 3.	The requested disclosure has been incorporated.

Comment 4.	Please confirm that no additional disclosure is necessary with respect to automatic investment plans or similar features.

	Response 4.	No additional disclosure is necessary with respect to automatic investment plans or similar features.

Comment 5.	Please include disclosure, if relevant, with respect to whether redemption fees and sales charges will be imposed in connection with the liquidations.

	Response 5.	The current disclosure includes a discussion of how contingent deferred sales charges will be handled in connection with the liquidations and additional disclosure has been added with respect to how redemption fees will be handled.

Comment 6.	Please include a discussion of any other prior notice requirements for a shareholder to submit a proposal upon attending a subsequent shareholders meeting.

	Response 6.	There are no additional prior notice requirements other than what is disclosed in the preliminary Proxy Statements.

Comment to Form of Proxy Cards

Comment 7.	Please confirm that the following disclosure that appears in all caps in the edgar version of each proxy card will not appear in all caps in the printed copies of the proxy card: THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE
VOTED BY THE FUND IN THE MANNER DIRECTED HEREIN BY THE
UNDERSIGNED. IF NO DIRECTION IS MADE, THE VOTES ATTRIBUTABLE
TO THIS PROXY CARD WILL BE VOTED FOR THE PROPOSAL LISTED ON
THE REVERSE SIDE.

	Response 7.	The referenced disclosure will appear in bold and not in all caps in the printed proxy cards.

     As you have requested and consistent with SEC Release 2004-89, the Funds hereby acknowledge that:

•	each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;
•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	each Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-8110 or Daniel Burton of Morgan Stanley at (212) 296-6980. Thank you.

Best regards,

/s/ Richard Horowitz

Richard Horowitz